UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                Vector Group Ltd.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    112525100
                                 (CUSIP Number)

                       Marc Weitzen, Esq., General Counsel
                 Icahn Associates Corp. and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 29, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D
                                (Amendment No. 5)

CUSIP No. 112525100

1        NAME OF REPORTING PERSON
                         High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER
                  4,927,959 (See Item 5)

         8        SHARED VOTING POWER
                          0

         9        SOLE DISPOSITIVE POWER
                  4,927,959 (See Item 5)

         10       SHARED DISPOSITIVE POWER
                          0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,927,959 (See Item 5)

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*           / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           16.5%

14       TYPE OF REPORTING PERSON*
                           PN
                                       2

                                  SCHEDULE 13D
                                (Amendment No. 5)

CUSIP No.112525100

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                  4,927,959 (See Item 5)

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                  4,927,959 (See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           4,927,959 (See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                    / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           16.5%

14       TYPE OF REPORTING PERSON*
                           CO

                                  SCHEDULE 13D
                                (Amendment No. 5)

CUSIP No.112525100

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                  4,927,959 (See Item 5)

         9        SOLE DISPOSITIVE POWER
                          0

         10       SHARED DISPOSITIVE POWER
                  4,927,959 (See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,927,959 (See Item 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                    / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           16.5%

14       TYPE OF REPORTING PERSON*
                           IN

                                                   SCHEDULE 13D
                                                 (Amendment No. 5)
CUSIP No. 11252100

1        NAME OF REPORTING PERSON
                  Gail Golden

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

         7        SOLE VOTING POWER
                     12,548

         8        SHARED VOTING POWER
                          0

         9        SOLE DISPOSITIVE POWER
                     12,548

         10       SHARED DISPOSITIVE POWER
                          0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      12,548

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           .042%

14       TYPE OF REPORTING PERSON*
         IN

                                  SCHEDULE 13D
                                (Amendment No. 5)

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on January 28, 1998, by the Registrants, as amended on October 7, 1998, April 28, 2000, May 16, 2001 and May 31, 2001, relating to the common shares, $0.10 par value (the "Shares"), of Vector Group Ltd. (f/k/a Brooke Group Ltd.)
(the "Issuer"), is amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on
Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration

         The aggregate purchase price of the 750,200 Shares purchased by the Registrants not previously reported on a Schedule 13D by the Registrants was $22,280,630. The source of funding for the purchase of these Shares was the general working capital of High River. The aggregate purchase price of the $20 Million principal amount of the 6.25% Convertible Subordinated Notes due 2008 convertible into 547,481 Shares (the "Notes") was $20,000,000. The source of funding for the Notes was the general working capital of High River.

Item 5.           Interest in Securities of the Issuer

         (a) Registrants advised the Issuer that it desired to purchase additional Shares in the open market and to purchase the Issuer's 6.25% Convertible Subordinated Notes due 2008. On June 29, 2001, Registrants were informed by Issuer that on that date the Board of Directors of the Issuer adopted the resolution attached hereto as Exhibit 1. Registrants purchased 750,000 Shares in the open market and the Notes from Jefferies & Company, Inc. as Initial Purchaser from the Issuer. Assuming conversion of the Notes into 547,481 Shares, Registrants may be deemed to beneficially own, in the aggregate, 4,940,507 Shares representing approximately 16.5% of the Issuer's outstanding Shares (based upon the 29,382,258 Shares stated to be outstanding as of June 28, 2001 by the Issuer in the Issuer's Offering Circular for the 6.25% Convertible Subordinated Notes due 2008, and the Shares to be issued upon conversion of the Notes).

         (b) High River has sole voting power and sole dispositive power with regard to 4,927,959 Shares. Barberry has shared voting power and shared dispositive power with regard to 4,927,959 Shares. Carl C. Icahn has shared voting power and shared dispositive power with regard to 4,927,959 Shares. Gail Golden has sole voting power and sole dispositive power with regard to 12,548 Shares.

         Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.


         (c) The following table sets forth all transactions with respect to the Shares effected by any of the Registrants during the past sixty days. All such transactions were effected in the open market.

Name            Date             No. of Shares Purchased        Price Per Share

High River     6/22/01                       200                   $28.15

High River     6/29/01                   750,000                   $29.70

High River     6/29/01                   547,481*                  $36.53
         * assuming future conversion of the Notes (see Item 5(a))


Item 7.  Material to be Filed as Exhibits

1. Resolutions of Board of Directors of Vector Group Ltd. adopted on June 29, 2001.

                                    SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2001





HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP,
         General Partner


         By:      /s/ Robert J. Mitchell
                  Name: Robert J. Mitchell
                  Title: Authorized Signatory




BARBERRY CORP.


By:      /s/ Robert J. Mitchell
         Name: Robert J. Mitchell
         Title: Authorized Signatory



/s/ Carl C. Icahn
CARL C. ICAHN


/s/ Gail Golden
GAIL GOLDEN







   [Signature Page of Amendment No. 5 to Schedule 13D with respect to Vector
                                   Group Ltd.]

                                   EXHIBIT 1



         WHEREAS, High River Limited Partnership ("High River"), an investment entity owned by Carl H. Icahn, has advised the Corporation that High River and its affiliates presently beneficially own approximately 3,643,000 shares of the Corporation's common stock, representing approximately 12.4% of the Corporation's common stock;

         WHEREAS, High River has further advised the Corporation that High River and/or its affiliates desire to purchase additional shares of common stock in the open market and to purchase the Corporation's 6.25% Convertible Subordinated Notes due 2008 (the "Convertible Notes"), either directly from the Jefferies & Company, Inc., as Initial Purchaser, or in the open market, such that the total number of shares of common stock purchased and the shares of common stock issuable upon conversion of the Convertible Notes purchased will not exceed 1,500,000 shares of common stock in the aggregate (the "Proposed Transaction"); and

         WHEREAS, assuming completion of the Proposed Transaction, High River and its affiliates would beneficially own approximately 5,143,000 shares of common stock, representing approximately 17.2% of the Corporation's common stock;

         NOW, THEREFORE, BE IT:

         RESOLVED, that the Board of Directors of the Corporation, for the purposes of Section 203 of the Delaware General Corporation Law, hereby approves the Proposed Transaction which will result in High River and its affiliates becoming an interested stockholder for the purposes of such Section 203.